AEI CAPFORCE II INVESTMENT CORP

Duplex Penthouse, Unit A-33A-6, Level 33A, Tower A

UOA Bangsar Tower, No. 5, Bangsar Utama 1 Road,

59000 Kuala Lumpur, Malaysia

July 25, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:	AEI CapForce II Investment Corp
Registration Statement on Form S-1 (File No. 333-259362)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AEI CapForce II Investment Corp (the “Company”) hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-259362) together with all exhibits and amendments thereto (the “Registration Statement”). The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company respectfully requests that the Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Further, the Company respectfully requests the Commission to provide a copy of the Order to Debbie A. Klis of Rimon P.C. via email to Debbie.klis@rimonlaw.com.

If you have any questions with respect to the foregoing, please call Debbie Klis (202-935-3390) of Rimon P.C., our legal counsel.

Respectfully submitted,

/s/ John Tan
John Tan
Chief Executive Officer